Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	AGM Statement
Released	12:00 17-Nov-05
Number	2724U

RNS Number:2724U
Wolseley PLC
17 November 2005

NEWS RELEASE
17 November 2005

Wolseley plc
AGM Statement

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is holding its Annual General Meeting today at 12 noon, Haberdasher's Hall, 18 West Smithfield St, London, EC1A 9HQ.

At the meeting, John Whybrow, Chairman, will make the following comments to shareholders:

"There has been no significant change in the market conditions affecting the Group's businesses since the Preliminary results announcement for the year ended 31 July 2005, issued on 26 September 2005.

The Group's US businesses have made an excellent start to the year and continue to achieve strong organic growth. The housing market remains strong although the number of housing starts may reduce as a result of higher interest rates. The positive repairs, maintenance and improvement ("RMI") market is expected to continue and the robust US economy should present further opportunities for organic growth. The improvement in the industrial and commercial sectors is expected to continue. In the US Building Materials business lumber and structural panel prices have softened since the year end, as anticipated.

In Canada, the overall environment is expected to remain positive although the new residential housing market may fall slightly from recent high levels. Gross margins continue to be affected by competitive pricing pressure.

The UK business continues to outperform the market. As expected, the rate of organic sales growth in the year to date has been more modest than the second half of the prior year and the lower trading margin reflects the factors previously announced relating to additional pension and restructuring costs and the lower margin of Brooks. In view of continued consumer caution, the year is likely to prove more challenging than the prior year. Continued benefits are expected from government spending in social housing, health and education.

In France, the RMI market remains low growth and competitive. Wolseley's operations in the rest of continental Europe are expected to continue the generally good progress achieved in the previous financial year, despite markets which are likely to remain broadly flat.

The Group has already invested £418 million this financial year to make 15 acquisitions across both Europe and the US, against the annual acquisition target spend of £250 million. These 15 acquisitions are expected to add approximately £671 million to group turnover in a full year. The recent acquisitions of Encon and William Wilson have expanded the product range in insulation and electrical supplies and will provide further opportunities for growth in the UK market.

Investment in infrastructure continues in order to enhance the Group's operational performance, achieve synergies and leverage its international strengths. There are a number of business improvement initiatives in place relating to supply chain, sourcing and procurement that should deliver increasing benefits to the bottom line. The Group will continue to pursue its objective of achieving, on average, double-digit sales and profit improvements through a combination of organic growth and acquisitions, in new and existing countries.

The Board remains optimistic about the progress the Group is likely to achieve in the current financial year driven by a strong performance in the USA and the higher levels of recent acquisition spend.

On 26 September 2005 we announced that Charlie Banks will be retiring from Wolseley on 31 July 2006 and that Chip Hornsby will be succeeding him as Chief Executive Officer. I would like to take this opportunity to express the Board's gratitude to Charlie as this is his last Annual General Meeting as a director and I hope that you will join with me in wishing him a long and happy retirement."

In accordance with normal practice, Wolseley plc will be issuing a more detailed pre-close period trading update on 23 January 2006.

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has around 60,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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